Mail Stop 4561

August 8, 2007

Robert A. Kotick
Chief Executive Officer
Activision, Inc.
3100 Ocean Park Blvd
Santa Monica, CA 90405

> **Re:** **Activision Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2007**
> **Filed June 14, 2007**
> **Form 10-K/A for Fiscal Year Ended March 31, 2006**
> **Filed May 25, 2007**
> **File No. 1-15839**

Dear Mr. Kotick:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A Filed for the Fiscal Year Ended March 31, 2006

Item 8. Consolidated Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Restatement of Consolidated Financial Statements, pages F-16 to F-30

1.   Tell us why you have not disclosed, for each annual period preceding the periods presented, the information required by paragraph 45.c.2 of SFAS 123. See the ninth bullet of the Sample Letter issued by the Chief Accountant of the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/guidance/oilgasltr012007.

Form 10-K Filed for the Fiscal Year Ended March 31, 2007

Item 1. Business

Emerging Technologies, page 9

2.   We note on page 9 that you derive revenue from in-game advertising. You indicate that you are developing and expanding on dynamic ad serving technology and will continue to focus on attracting third parties to advertise in your video games. Tell us how you are accounting for this in-game advertising and refer to the relevant accounting literature.

Item 8. Consolidated Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, pages F-10 to F-11

3.   We note that your most recent quarterly report indicates that the online functionality of your software is perceived to be of only incidental value to the software product and is an insignificant deliverable. Please explain to us, in detail, how you evaluate the significance of these online features in your game titles. In addition to describing your evaluation procedures, specifically address the following as it pertains to your Call of Duty titles for the Xbox 360 (and/or other titles that you deem appropriate for illustrative purposes):

        • Tell us whether the "multiplayer" functionality was considered significant for the success of these games. It appears to us that "first-person shooter" games such as these that lacked multiplayer would have competed unfavorably with other games in the genre that offered the functionality. This appears to be supported by the significant attention devoted to multiplayer in both previews and reviews of such games published by the various media outlets targeting gamers (e.g., G4 TV, IGN.com, Gamespot.com, 1up.com, etc.);

- Tell us whether you marketed the online functionality of these games and to what extent. Your response should address any significant print, broadcast or internet advertising. In addition, describe the content of any interviews given to media outlets targeting gamers and describe the extent of your involvement in any online tournaments involving the Call of Duty titles; and

- Tell us whether you have access to any statistics that would indicate the percentage of Call of Duty customers that used the multiplayer functionality. In this regard, we note that the Call of Duty titles' multiplayer appears to have been very popular in terms of the "most played" rankings for Xbox Live.

4.   Describe to us the nature of any software updates that are provided to your customers via download and indicate whether you consider such downloads to be PCS. Provide a specific example to illustrate.

* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas at (202) 551-3452, or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief